Exhibit 8.1

October 25, 2004

Collins Receivables, LLC
2101 W. Ben White Blvd., Suite 103
Austin, TX 78704

Dear Sirs/Madams:

     We have acted as your counsel in connection with the proposed public offering of up to 25,000 Class A limited liability company units (the “Units”) in Collins Receivables, LLC (the “Company’). In such capacity we have prepared the Registration Statement on Form SB-2 being filed with the Securities and Exchange Commission on or about the date hereof (the ‘Registration Statement”), the Operating Agreement included in the Registration Statement as Exhibit 3.2 (the “Operating Agreement’), and such other additional instruments and documents as we have deemed necessary or appropriate. In preparing these documents we have reviewed documents or other information prepared or delivered by you or Collins Financial Services, Inc. (“Collins”) and have assumed the authenticity of all original documents, the accuracy of copies, the genuineness of signatures and the capacity of each party executing a document to so execute such document.

     Our opinions below are based upon the facts described in the Registration Statement and the Operating Agreement and upon facts as they have been represented to us by you and Collins as set forth in the Representation Letter attached hereto or have been determined by us as of this date. Any alteration of such facts may adversely affect our opinions.

     Our opinions are based upon the Internal Revenue Code of 1986, as amended (the “Code”) and other provisions of existing law and currently applicable Treasury Department regulations (“Regulations”), current published administrative positions of the Internal Revenue Service (the “Service”) contained in revenue rulings and revenue procedures, and judicial decisions, all of which are subject to change prospectively and/or retroactively. An opinion of counsel is predicated upon all of the facts and conditions set forth in the opinion and is based upon counsel’s analysis of the statutes, regulatory interpretations and case law in effect as of the date of the opinion.

     You have specifically asked for our opinion as to the material federal tax issues relating to an investment in the Units which involve a reasonable possibility of challenge by the Service. In response to that request, please be advised as follows:

     1. STATUS OF THE UNITS AS EQUITY FOR FEDERAL INCOME TAX PURPOSES

     While the tax law provides no precise definition of what constitutes debt and what constitutes equity for U.S. federal income tax purposes, various cases and IRS rulings have set forth numerous factors to consider in determining whether a particular interest in an entity should be considered an investment which is in the form of debt. These factors include (1) the intent of the parties, (2) the formal indicia of the arrangement, (3) the provision of a fixed rate of interest, (4) the source of the interest payments, (5) a contingency on the obligation to repay, (6) the right to enforce payment of principal and interest and (7) the presence or absence of a fixed maturity date. In addition Code section 385(b) sets forth certain factors which may be taken into account in determining whether a debtor-creditor relationship exists or a corporation-shareholder relationship exists. One such factor is whether there is an unconditional promise to pay on demand or on a specified date a sum certain in money in return for an adequate consideration in money or money’s worth.

     It is the intent of the Company and the investors that the Units be treated as interests in a partnership for United States federal income tax purposes rather than as debt of the Company and an investment in the Units has been structured as such. Each investor will be required to execute of copy of the Company’s operating agreement which shall admit each investor as a member of the Company and shall entitle each investor to a portion of the profits of the Company. In addition, the Company’s operating agreement will explicitly state that each member of the Company will treat their interest in the Company as an equity interest for United States federal income tax purposes.

     Next, the Units provide no fixed rate of interest but rather provide the investors with a right to the first 10.25% of the profits of the Company. This amount is tied directly to the financial results of the Company and, consequently, an investor will not be entitled to receive a yearly return on their investment if the Company does not earn a profit. Thus, an investor’s return on their investment could ultimately be substantially less than 10.25% if the Company’s profits are not adequate.

     Furthermore, any return of an investor’s investment in the Company is contingent on the Company having adequate resources for re-payment. An investor will have no rights to enforce the re-payment of their investment and could ultimately lose all of the their investment in the Company without any recourse against the Company. Whether the investors will receive back their initial investment in the Company depends on the success of the Company’s business and any losses of the Company will directly affect the investor’s rights to the return of their capital. Thus, it is unclear if, and when, an investor will ever receive back their initial investment in the Company

     Finally, there is no set maturity date with respect to the Units but rather, there is a period of time over which the Company expects to wind-up its business and liquidate the Company. Thus, it is not clear when, if at all, the investors will receive back their investment in the Company.

     Based on the above factors, it is the opinion of counsel that the Units should be treated as equity in the Company and not as indebtedness of the Company for U.S. federal income tax purposes. Counsel cannot provide an opinion that the Units “will” be treated as equity of the Company as such treatment is, as stated above, based on numerous facts and circumstances and, as such, there can be no guarantee that the IRS will agree with our analysis upon any review of the characterization of the Units.

     2. STATUS OF THE COMPANY AS A PARTNERSHIP FOR FEDERAL INCOME TAX PURPOSES

     Effective January 1, 1997, the Service substantially revised the Regulations under Code Section 7701. Under Section 301.7701-2(b) of the current Regulations, the following types of business entities are classified as corporations for federal income tax purposes: (1) entities organized under statutes which describe the entity as incorporated or as a corporation, body corporate or body politic; (2) entities which are “associations” under Regulation Section 301.7701-3; (3) business entities organized under a state statute which describes the entity as a joint-stock company or joint-stock association; (4) insurance companies; (5) state-chartered banks whose deposits are insured by the FDIC; (6) business entities wholly owned by a state or any political subdivision thereof; (7) entities taxable as a corporation under a provision of the Code other than Section 7701(a)(3); and (8) certain foreign entities. Under Regulation Section 301.7701-2 (c), a partnership means any business entity not listed in clauses (1) through (8) and which has at least two members.

     Under current Regulation Section 301.7701-3, a business entity which is not classified as a corporation under clauses (1), (3), (4), (5), (6), (7) or (8) above (an “eligible entity”) having two or more members can elect to be classified as an association (and thus taxable as a corporation) instead of a partnership. Such an entity would then be treated as a corporation for federal income tax purposes pursuant to clause (2) above. If an election is not made as provided in the Regulations, an eligible entity with two or more members will automatically be classified as a partnership for federal income tax purposes.

     As a limited liability company formed under the laws of Delaware, the company is an eligible entity. In addition, Walt Collins, Gary Wood, Ph.D. and Larry Vasbinder, as the managers of the Company (the “Managers”), have represented to us that they will not cause the Company to elect to be classified as an association under the current Regulations. Based upon that representation and the fact that the Company is an eligible entity, we are of the opinion that the Company should be classified as a partnership for federal income tax purposes.

     We are not able to provide a “will” opinion with respect to the treatment of the Company as a partnership as such opinion requires that there be two (2) or more members of the Company. To affirmatively state that the Company has two (2) or more members, an opinion that the Units “will” be treated as equity in the Company is required. This is due to the fact that if the Units are for any reason not treated as equity, Collins will be the only member of the Company which would preclude partnership treatment. As we have not provided an opinion that the Units “will” be treated as equity, we cannot provide an opinion that the Company “will” be treated as a partnership. Notwithstanding the previous sentence, it is our belief that the Units should be treated as equity in the Company, that the Company should have more than two members and, therefore, that the Company should be treated as a partnership.

     In the event the Units were not treated as equity of the Company, the Company would likely be disregarded as an entity separate from Collins for United States federal income tax purpose and the Units would likely be treated as debt in Collins. This would be predicated on the

Company not making an election to treat the Company as a corporation for United States federal income tax purposes.

     3. STATUS OF THE COMPANY AS A “PUBLICLY TRADED PARTNERSHIP”

     The Code contains several provisions that significantly change the tax treatment of “publicly traded partnerships” and the income and loss they generate. Under the Code, unless 90% of a publicly traded partnership’s income is from passive-type investments, a publicly traded partnership will be taxed as if it were a corporation for federal income tax purposes.

     The Code defines an entity as a “publicly traded partnership” if (i) interests in the entity are traded on an established securities market, or (ii) interests in such entity are readily tradable on a secondary market (or the substantial equivalent thereof). Regulations under Section 7704 of the Code provide that an established securities market includes a national exchange registered under the Securities Exchange Act of 1934, or exempted therefrom because of limited volume, any regional or local exchange or any inter-dealer quotation system that regularly disseminates firm buy or sell quotations. The Regulations provide that a “secondary market” or its “substantial equivalent” exists if interests in the entity are regularly quoted by any person making a market in the interests, any person regularly makes available bid or offer quotes and stands ready to effect buy or sell transactions at the quoted prices, the holder of a partnership interest has a readily available regular and ongoing opportunity to sell or exchange the interest through a public means of obtaining or providing information of offers to by, sell or exchange the partnership interest, or there is any other opportunity to buy, sell or exchange interests in the partnership in a manner that is comparable to the foregoing.

     The Regulations provide for several “safe harbors” from the definition of “readily tradable on a secondary market.” Interests in an entity will not be considered readily tradable on a secondary market or its substantial equivalent if the interests traded during the tax year represent two percent or less of the entity’s capital or profits. Generally, transfers of interests by gift, at death, between family members, as a distribution from a retirement plan, as a large block, at original issue, through a qualified matching service or pursuant to certain redemption and repurchase agreements regardless of volume, will be disregarded for purposes of the safe harbor test above.

     The Managers and Collins have represented that:

1.	The Company will not list the Units for trading on an exchange, in the over-the-counter market, or in any inter-dealer quotation system;

2.	Transfers of Units will be on an individual basis and will not be negotiated in a time frame comparable to that which would be available on a secondary market;

3.	The Managers will enforce provisions of Section 12 of the Operating Agreement which generally only allow transfers of Units to certain “Permitted Transferees” (as defined in the Operating Agreement).

     Based upon the Managers’ and Collins’ representations, existing interpretations of the Service and the foregoing provisions of the Operating Agreement, and provided that any transfers are made in accordance with such interpretations and provisions, we are of the opinion that the Company will not be considered a publicly traded partnership as contemplated by the Code.

     4. ALLOCATIONS AMONG MEMBERS

     The Operating Agreement allocates to each member, his, her or its distributive share of the profit or loss of the Company. For this purpose, the Class A Members are entitled to receive a maximum “Investment Return” (as defined in the Operating Agreement) (which is not guaranteed) and the Class B Members are entitled to any residual Profit from the operations of the Company. In addition, the Operating Agreement also provides for a specific allocations of Company proceeds among the members upon dissolution and termination of the Company. Section 704(b) of the Internal Revenue Code provides that the allocations under the Operating Agreement shall govern unless those allocations do not have substantial economic effect. In the event the allocations in the Operating Agreement do not have substantial economic effect, the distributive share of income, gain, loss, deduction, or credit (or item thereof) of each member shall be determined in accordance with the interest in the Company held by such members.

     Regulations under Section 704(b) impose three requirements for an allocation to be deemed to have economic effect: (1) capital accounts must be maintained in accordance with the rules established in the final Regulations; (2) upon liquidation, liquidating distributions are required in all cases to be made in accordance with positive capital account balances; and (3) if a partner has a deficit balance in his or her capital account at the time of liquidation of the partner’s interest in the entity, he or she must be unconditionally obligated to restore such negative balance to the partnership. The Regulations further provide an alternate test for economic effect. If requirements (1) and (2) above are met and the entity contains a “qualified income offset,” an allocation that does not cause or increase a deficit balance in a partner’s capital account will be deemed to have economic effect.

     The Operating Agreement complies with requirements (1) and (2) above, and contains a “qualified income offset” provision. Therefore, assuming that throughout the term of the Company, all the members have positive balances in their capital accounts (determined after adjusting such accounts for reasonably expected adjustments of the nature described in Regulation 1.704-1(b) (2) (ii) (d) (4), (5) and (6) and for the share of minimum gain under Regulation 1.704-2 (g) (1) of each such member, the allocations made under the Operating Agreement should be deemed to have economic effect under Section 704(b) and the Regulations. The Managers have indicated that they believe that the members will maintain such a positive balance (after adjustment as set forth above) in their capital accounts throughout the term of the Company.

     Under the Regulations, the economic effect of an allocation must also be “substantial” in order to be recognized for tax purposes. An allocation is generally treated as being “substantial” if there is a reasonable possibility that the allocation will affect substantially the dollar amounts the participants will receive from the entity, independent of tax consequences. However, the economic effect of an allocation is not substantial if (1) the after-tax economic consequences of at least one participant may be enhanced by the existence of the allocation, and (2) there is a strong likelihood that the after-tax economic consequences of no participant will be substantially diminished by the existence of the allocation. For purposes of this determination, tax attributes of the participants that are unrelated to the entity must be taken into account.

     It appears that the allocations provided for in the Operating Agreement will affect substantially the dollar amounts the members will receive from the Company, and therefore satisfy the “substantiality” requirement of the Regulations. Although we are unable to make a determination as to the after-tax economic consequences to the members of the allocations given the inherently factual nature of this inquiry, we have no reason to believe that these consequences will result in failure to satisfy the “substantiality” requirement. Accordingly, it appears that the allocations provided for in the Operating Agreement will be found to be substantial under the Regulations.

     In addition, the Managers and Collins have represented that the Company will not incur indebtedness in connection with the acquisition of the receivables that make up the assets of its business. It is our opinion, therefore, as of the date of this letter, that, assuming that all the members have positive balances in their respective capital accounts (determined after adjusting such capital accounts as noted above) throughout the term of the Company and that the after-tax economic consequences of the allocations made pursuant to the Operating Agreement do not violate the “substantiality” requirement imposed by the Regulations, the allocations to the members, if properly made in accordance with the Operating Agreement, will have substantial economic effect within the meaning of Section 704(b) of the Code.

     5. CHARACTER OF GAIN ON LOSS ON DISPOSITION OF RECEIVABLES

     In general, any gain or loss on the sale or other disposition of the consumer receivables or from the collection on any of the consumer receivables held by the Company will be taxed as ordinary income or loss, as the case may be, rather than at the lower rates applicable to long-term capital gains. Such income or loss will be passed through to the members who will treat such income or loss as ordinary income or loss in their hands (and possibly as passive income or loss, as discussed below).

     6. PASSIVE ACTIVITY LOSSES

     Under Section 469 of the Code, losses from a “passive activity” are deductible only to the extent of the income from such activity and other passive activities. Passive activity losses that are not deductible because of inadequate passive activity income are carried forward and become deductible against future passive activity income or upon complete liquidation of the taxpayer’s interest in the activity. Credits from passive activities are, in general, limited to the tax attributable to income from passive activities. Passive activities include trade or business activities in which the taxpayer does not materially participate and presumptively include holders of interests in a limited liability company such as the Class A Units. Accordingly, to the extent losses or deductions from passive activities of the Company, when combined with deductions from all other passive activities of a Class A member, exceed such member’s income from passive activities, the excess losses or deductions will be suspended and carried forward to future years until applied.

     Gross income from interest, dividends, annuities or royalties not derived in the ordinary course of a trade or business, expenses allocable to such gross income, and gain or loss attributable to the disposition of property producing such gross income or property (other than an interest in a passive activity) held for investment, are not taken into account in computing income or loss from passive activity but, instead, are considered “portfolio income items.” If a limited liability company holds assets producing portfolio income items in addition to the assets used in its trade or business, the gross income (and gain or loss) from and expenses allocable to such portfolio assets are considered to arise from an activity which is separate from any passive activity engaged in by the limited liability company. Also, that portion of any gain from the sale of an interest in such a limited liability company will be considered a portfolio income item to the extent the underlying assets determined on an applicable date generate portfolio income items. Income, gain or loss attributable to an investment of working capital is treated as a portfolio income item.

     In our opinion, any income or loss derived by the Class A members as a result of their holding Class A Units in the Company will constitute income or loss from passive activities.

     CONCLUSION

     This opinion of counsel is based solely upon the facts set forth herein and in the Registration Statement and Operating Agreement and on the representations of the Managers. To the extent that any such facts or representations prove not to be true it is possible that the conclusions in this opinion letter might be changed. We hereby disclaim, any obligation to advise you of any changes in law or fact, whether or not material, which may be brought to our attention at a later time. In addition, this opinion is rendered solely in connection with the Registration Statement to purchasers of the Units who are United States Persons as defined in the Code and should not be relied upon by any other person or entity for any other purpose.

     We consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to this firm in the Registration Statement.

Very truly yours,

Adorno & Yoss, P.A.